UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13G


                 Under the Securities Exchange Act of 1934

                             (Amendment No. 1)



                          CT Communications, Inc.
-------------------------------------------------------------------------------
                              (Name of Issuer)


                                Common Stock
-------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                126426 40 2
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                               (CUSIP Number)


                               March 3, 2000
-------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)






                             Page 1 of 5 pages

CUSIP No. 126426 40 2                13G                      Page 2 of 5 pages


-------------------------------------------------------------------------------
         1.       Names of Reporting Persons:
                  I.R.S. Identification Nos. of above persons (entities only):
                         Estate of Mariam C. Schramm
-------------------------------------------------------------------------------
         2.      Check the Appropriate Box if a Member of a Group
                 (See Instructions):                                 (a) [ ]
                                                                     (b) [ ]

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         3.       SEC Use Only

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         4.    Citizenship or Place of Organization:

               Mrs. Schramm was a citizen of North Carolina

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                  5.     Sole Voting Power:        0

Number of         -------------------------------------------------------------
Shares Bene-      6.     Shared Voting Power:     484,931
ficially Owned
by Each           -------------------------------------------------------------
Reporting         7.     Sole Dispositive Power:    0

                  -------------------------------------------------------------
                  8.     Shared Dispositive Power:   484,931

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         9.       Aggregate Amount Beneficially Owned by Each Reporting Person:
                  484,931

-------------------------------------------------------------------------------

         10.      Check if the Aggregate Amount in Row 9 Excludes Certain
                  Shares (See Instructions):                          [ ]

-------------------------------------------------------------------------------
         11.      Percent of Class Represented by Amount in Row 9:
                  5.2%

-------------------------------------------------------------------------------
         12.      Type of Reporting Person (See Instructions):
                  IN

-------------------------------------------------------------------------------

                             Page 2 of 5 pages

Item 1.

         (a)  Name of Issuer:   CT Communications, Inc.

         (b)  Address of Issuer's Principal Executive Offices:
                           68 Cabarrus Avenue, East
                           Concord, North Carolina 28025

Item 2.

         (a)  Name of Person Filing:   This Schedule is filed on behalf of
              the Estate of Mariam C. Schramm. Mrs. Schramm was a citizen of the United States.

         (b)  Address of Principal Business Office or, if none, Residence:
                           845 Church Street North
                           Suite 201
                           Concord, North Carolina 28025

         (c)  Citizenship:   See above Item 2(a)

         (d)  Title of Class of Securities:   Common Stock

         (e)  CUSIP Number:      126426 40 2

Item 3.

         If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a)  [ ]   Broker or dealer registered under section 15 of the Act
                    (15 U.S.C. 78o).

         (b)  [ ]   Bank as defined in section 3(a)(6) of the Act
                    (15 U.S.C. 78c).

         (c)  [ ]   Insurance company as defined in section 3(a)(19) of the
                    Act (15 U.S.C. 78c).

         (d)  [ ]   Investment company registered under section 8 of the
                    Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)  [ ]   An investment adviser in accordance withss.240.13d-1(b)(1)
                    (ii)(E);

         (f)  [ ]   An employee benefit plan or endowment fund in accordance
                    with Section 240.13d-1(b)(1)(ii)(F);

         (g)  [ ]   A parent holding company or control person in accordance
                    with Section 240.13d-1(b)(1)(ii)(G);

         (h)  [ ]   A savings associations as defined in Section 3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [ ]    Group, in accordance with Section 240.13d-1(b)(1)(ii)(J);

         If this statement is filed pursuant to Section 240.13d-1(c), check this box |X|.

                                 Page 3 of 5 pages

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Item 4.  Ownership:

         (a) As a result of the passing of Mrs. Schramm, the Estate of Mariam C. Schramm beneficially owns 484,931 shares of the issuer's common stock. The co-executors of the Estate of Mariam C. Schramm, who share voting and disposition power, are Michael R. Coltrane and First Charter National Bank.

         (b)  Percent of class:      5.2%
                                   ------
         (c)  Number of shares as to which the person has:

              (i)    Sole power to vote or to direct the vote:   0.
                                                              -----

              (ii)   Shared power to vote or to direct the vote:  484,931.
                                                                ---------

              (iii)  Sole power to dispose or to direct the disposition of:  0.
                                                                           ----

              (iv)   Shared power to dispose or to direct the disposition of:
                     484,931.
                     -------

Item 5.  Ownership of Five Percent or Less of a Class:    N/A


Item 6.  Ownership of More than Five Percent on Behalf of Another Person:   N/A


Item 7.  Identification and Classification of the Subsidiary Which Acquired
         the Security Being Reported on By the Parent Holding Company:   N/A


Item 8.  Identification and Classification of Members of the Group:  N/A


Item 9.  Notice of Dissolution of Group:   N/A


Item 10. Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                Page 4 of 5 pages

                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             March 28, 2000
                                      -----------------------------
                                                 Date


                                      FIRST CHARTER NATIONAL BANK,
                                      as Co-executor


                                      By:  /s/ Nancy L. Mills
                                           ----------------------------------
                                             Nancy L. Mills
                                             Vice President and Trust Officer


                                 Page 5 of 5 pages